                                                  EQU: TSX, NYSE

EQUAL ENERGY ADDS NEW DIRECTOR

Calgary, Alberta – (CNW – August 12, 2010) Equal Energy (“Equal” or “the Company”) is pleased to announce the appointment of Brian Illing to its Board of Directors.  Mr. Illing comes to Equal with over 30 years experience in the oil and gas sector; having previously worked with companies such as Gulf Canada, Canadian Natural Resources and most recently as the President and Chief Executive Officer of Iteration Energy Ltd. up until its sale in June 2010.  Mr. Illing was appointed to the Company’s board at its Board of Directors meeting on August 11, 2010.

Don Klapko, Equal’s President and CEO said: “We are very happy to have Mr. Illing with us to lend us the knowledge and expertise that he has gained throughout his career. We believe that his experience will make him an excellent addition to our Board of Directors.”

Don Klapko
President and Chief Executive Officer
(403) 263-0262 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 52 percent crude oil and natural gas liquids and 48 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.